ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

10 April 2006

Notification of Transactions by Directors/Persons Discharging Managerial
Responsibilities

Reed Elsevier Group plc today made a grant of options under the Reed Elsevier Group plc SAYE Share Option Scheme. The following executive director was granted options under the Scheme, as set out below.

Number of Reed
Elsevier PLC
	options granted at	Exercisable
Director	424.40p per share	between
Sir Crispin Davis	3,793	1 August 2011 – 31
	—	January 2012